Exhibit 99.1

Edward Smolyansky Announces Campaign Updates, Files Revised Preliminary Consent Statement to Remove and Replace Lifeway Foods’ Directors

CHICAGO, June 2, 2025 /PRNewswire/ — Edward and Ludmila Smolyansky, beneficial owners of approximately 27% of Lifeway Foods (NASDAQ: LWAY), today issued a statement expressing serious concerns about the company’s Q1 2025 performance and what they describe as the Board’s ongoing pattern of poor governance and misaligned priorities.

Although Lifeway reported a 44% year-over-year increase in GAAP earnings per share, Mr. Smolyansky emphasized that this was entirely due to a one-time $3.4 million gain from an investment sale, not from any improvement in the company’s underlying kefir business. He and Mrs. Smolyansky cited several troubling operational trends, including:

•	Income from operations declined nearly 55% year-over-year.

•	Operating margin fell to approximately 3.4%, down from 7.9% in Q1 2024.

•	Net sales increased only 3.3% year-over-year and declined 1.8% sequentially from Q4 2024.

•	Revenue from the 2021 acquisition of Glen Oaks, a Laguna Beach, California-based drinkable yogurt company lacking any tangible assets, has declined approximately 50% to date. Notably, only two Directors – Edward and Ludmila Smolyansky – voted against this acquisition.

•	Selling expenses rose sharply – up 27% year-over-year and 35% from Q4, without a corresponding increase in sales.

•	Gross margin contracted by 180 basis points to 24.0%; SG&A expenses climbed to 20.2% of sales.

•	Insider stock sales by Director Pol Sikar and CEO Julie Smolyansky following the May 15, 2025 earnings release raised additional concerns about management’s confidence in the company’s outlook.

Ludmila and Edward Smolyansky also criticized the Board’s governance and oversight, highlighted by its handling of the Danone offer, the subsequent attempt to nullify the Company’s 1999 Stockholder Agreement with Danone, and the award of $8.5 million in cash and shares granted to CEO/Chair Julie Smolyansky by the Board shortly thereafter. The Smolyanskys also shared their views that:

•	The combined CEO/Chair role, while occupied by Ms. Smolyansky, has been a significant governance failure resulting in lack of independent oversight;

•	The handling of Danone’s offer and subsequent attempt to sever ties may have market implications that the Board has failed to consider;

•	The questionable compensation awards granted to CEO/Chair Julie Smolyansky at the end of 2024 were in flagrant opposition to shareholder sentiment conveyed at last year’s annual meeting; and

•	Only a reconstituted Board with an independent committee tasked with assessing strategic alternatives and potentially re-engaging with Danone, in the manner deserving of a 25-year investor and partner, can produce a more favorable outcome for shareholders.

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Edward Smolyansky stated, “After carefully considering our options, we have determined that this consent path offers the quickest and most efficient route to achieving our goals and objectives.” He added, “I feel confident, based on outreach I have received from the investment community, that there is broad support for swift and decisive change.”

Today’s revised filing follows a preliminary consent statement submitted in August 2024. The Smolyanskys also filed a preliminary proxy statement on March 28, 2025, and an amended version on May 5, which included a full slate of independent director nominees. They are calling for immediate action to restore operational discipline, shareholder alignment, and long-term value creation.

Additional information about the 2025 Lifeway Foods Proxy Campaign, including nomination materials and Securities and Exchange Commission (“SEC”) filings, is available at FreeLifeway.com and via Edward Smolyansky’s LinkedIn profile.

Important Information and Where to Find It

This communication is not a request for a proxy to vote on, or shareholder consent with respect to, any matter. Any written solicitation of a proxy or shareholder consent by Mr. Smolyansky will be made through a definitive proxy statement or definitive consent statement. Promptly after Mr. Smolyansky files a definitive proxy statement or definitive consent statement with the SEC, he intends to mail the definitive proxy statement and accompanying proxy card (or a notice of internet availability of proxy materials), or the definitive consent statement and accompanying consent card to requisite shareholders. Lifeway shareholders are urged to read Mr. Smolyansky’s proxy statement or consent statement, as the case may be, including any amendments or supplements thereto, and his other soliciting materials, if any, when they become available because they will contain important information. Shareholders may obtain, free of charge, copies of the proxy statement or consent statement, and other relevant documents, when filed with the SEC at www.sec.gov.

Participants in the Solicitation

Mr. Smolyansky has filed (i) a preliminary consent statement (the “Preliminary Consent Statement”) with the SEC on June 2, 2025, relating to, among other matters, his intent to seek shareholder consents to elect each of Ludmila Smolyansky, Edward Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen (each, a “Nominee”) as directors of Lifeway, and (ii) a preliminary proxy statement (the “Preliminary Proxy Statement”) with the SEC on April 16, 2025, relating to his intent to nominate each Nominee for election as directors of Lifeway at its 2025 annual meeting of shareholders. Each Nominee may be deemed to have an interest in any solicitation of written consents or proxies by Mr. Smolyansky.

The participants (the “Participants”) in any solicitation of shareholder consents or proxies by Mr. Smolyansky may be deemed to be Mr. Smolyansky and each of the other Nominees. Lifeway shareholders can obtain information regarding the Participants and their direct and indirect interests, by security holdings or otherwise, in Appendix B to the Preliminary Consent Statement and in the Schedule 13D/A filed by Mrs. Smolyansky, Mr. Smolyansky and The Edward Smolyansky Trust 2/2/16 with the Securities and Exchange Commission on June 2, 2025, which information is incorporated herein by reference.

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